Exhibit 99.1

New Gold Reports Second Quarter Operational Results

Provides Notice of Release of Second Quarter Financial Results

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, July 15, 2021 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) and (NYSE American: NGD) reports second quarter operational results for the Company as of June 30, 2021. The Company is also providing notice that it will release its second quarter 2021 financial results before market on Wednesday, August 11, 2021. A conference call and webcast will follow at 8:30 am Eastern Time (details are provided at the end of this news release).

"Our operations continued to advance their primary objectives during the quarter. Rainy River had another solid operational quarter and is positioned to have a stronger second half of production. As we start the third quarter, the mine has now successfully transitioned from focusing on stripping, and we are now seeing a marked improvement in grades through the first half of July. At New Afton, mining rates were up more than 30% over the first quarter as underground operations returned to pre-incident levels. With the B3 permit now in hand, the focus shifts to a safe execution of the extraction of the B3 zone during the second half of the year," stated Renaud Adams, President & CEO. "Lastly, I would like to highlight the publication of our 2020 Sustainability Report in the quarter. Sustainability and our approach to pressing ESG issues remain central to our success, and I am very proud of the work our team has done to deliver this report."

Second Quarter Highlights

  Total production was 105,705 gold equivalent1 ("gold eq.") ounces (66,989 ounces of gold, 240,029 ounces of silver and 18.2 million pounds of copper)
  The Rainy River Mine produced 55,163 gold eq.1 ounces (52,901 ounces of gold and 162,879 ounces of silver)
  The New Afton Mine produced 50,542 gold eq.1 ounces (14,088 ounces of gold and 18.2 million pounds of copper)
  During the quarter, the Company announced that the Mines Act permit enabling mining of the B3 zone was issued by the Ministry of Energy, Mines and Low Carbon innovation (refer to the Company's May 25, 2021 news release for further information)
  The Company's 2020 Sustainability Report was published on June 4, 2021, and can be found on the New Gold website
  At the end of the quarter, the Company had a cash position of $138 million and a strong liquidity position of $464 million

Consolidated Operational Highlights

	Q2 2021	Q2 2020	H1 2021	H1 2020
Gold eq. production (ounces)[1]	105,705	98,079	201,731	201,514
Gold production (ounces)	66,989	64,294	133,639	131,084
Copper production (Mlbs)	18.2	16.9	32.0	35.4

Rainy River Mine

Operational Highlights

Rainy River Mine	Q2 2021	Q2 2020	H1 2021	H1 2020
Gold eq. production (ounces)[1]	55,163	49,633	111,676	100,739
Gold eq. sold (ounces)[1]	57,304	47,873	110,881	101,411
Gold production (ounces)	52,901	48,800	107,557	99,181
Gold sold (ounces)	55,062	47,064	106,857	99,846

Operating Key Performance Indicators

Rainy River Mine (Open Pit Mine only)	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021
Tonnes mined per day (ore and waste)	126,512	145,701	158,638	150,767	158,556
Ore tonnes mined per day	23,101	36,515	42,918	35,681	36,256
Operating waste tonnes per day	72,575	62,818	73,921	65,643	71,124
Capitalized waste tonnes per day	30,836	46,368	41,799	49,442	51,176
Total waste tonnes per day	103,411	109,186	115,720	115,085	122,300
Strip ratio (waste:ore)	4.48	2.99	2.70	3.23	3.37
Tonnes milled per calendar day	23,880	26,998	26,999	26,301	25,349
Gold grade milled (g/t)	0.78	0.88	0.93	0.80	0.82
Gold recovery (%)	89	89	90	89	87
Mill availability (%)	90	90	94	89	88
Gold production (ounces)	48,800	63,004	66,734	54,656	52,901
Gold eq. production (ounces)[1]	49,633	64,221	68,241	56,513	55,163

  Second quarter gold eq.1 production was 55,163 ounces (52,901 ounces of gold and 162,879 ounces of silver). Lower gold grades were expected during the first half of the year as mining operations were focused on stripping to bring pit walls to the final pit limit. During the second half of the year, grades are expected to increase as the mine returns to higher-grade areas of the pit. The 11% increase compared to the prior-year period is due to higher tonnes processed and higher gold grades.
  The open pit mine achieved 158,556 tonnes per day, a 5% increase over the prior quarter, and exceeding the 2021 target of ~151,000 tonnes per day. Approximately 3.3 million ore tonnes and 11.1 million waste tonnes (including 4.7 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 3.37:1. As planned, during the second half of the year, the strip ratio is expected to decrease.
  The mill processed 25,349 tonnes per day for the quarter, lower than the prior period due to unplanned maintenance activities performed at the mill during the quarter impacting mill availability and operating time. The mill is expected to operate at 27,000 tonnes per day in the second half of the year. The mill continued to process ore directly supplied by the open pit combined with ore from the medium grade stockpile and processed an average grade of 0.82 grams per tonne at a gold recovery of 87%. Mill availability for the quarter averaged 88%.
  Rainy River is currently on-track to meet the low end of the production guidance range.
  There are currently no active cases of COVID-19 at the Rainy River Mine. Rainy River has implemented measures to mitigate and limit the spread of COVID-19 to protect the well-being of its employees, contractors, their families, local communities, and other stakeholders. For more information see: http://newgold.com/covid-19/.

New Afton Mine

Operational Highlights

New Afton Mine	Q2 2021	Q2 2020	H1 2021	H1 2020
Gold eq. production (ounces)[1]	50,542	48,446	90,055	100,775
Gold eq. sold (ounces)[1]	46,917	43,517	85,157	93,915
Gold production (ounces)	14,088	15,494	26,082	31,903
Gold sold (ounces)	13,122	13,789	24,866	29,780
Copper production (Mlbs)	18.2	16.9	32.0	35.4
Copper sold (Mlbs)	16.9	15.3	30.2	33.0

Operating Key Performance Indicators

New Afton Mine	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021
Tonnes mined per day (ore and waste)	15,358	17,249	17,259	11,395	15,104
Tonnes milled per calendar day	14,240	15,483	15,358	13,564	13,795
Gold grade milled (g/t)	0.46	0.44	0.46	0.39	0.43
Gold recovery (%)	81	80	79	79	80
Gold production (ounces)	15,494	15,955	16,362	11,994	14,088
Copper grade milled (%)	0.72	0.71	0.73	0.64	0.79
Copper recovery (%)	83	82	81	80	83
Copper production (Mlbs)	16.9	18.2	18.5	13.8	18.2
Mill availability (%)	92	98	99	96	98
Gold eq. production (ounces)[1]	48,446	51,315	52,326	39,512	50,542

  Second quarter gold eq.1 production was 50,542 ounces (14,088 ounces of gold, and 18.2 million pounds of copper). The increase compared to the prior-year period is due to higher copper production as a result of higher copper grades.
  The underground mine averaged 15,104 tonnes per day for the quarter, higher than the previous quarter, as the mine initiated a safe and secure ramp up of Lift 1, including the West Cave, East Cave and Pillar, to return to pre-incident mining rates.
  The mill averaged 13,795 tonnes per day, slightly below prior-year period, but in-line with plan to optimize metal recoveries while processing higher grade supergene ore. The mill processed gold grades of 0.43 grams per tonne and higher than expected copper grades of 0.79%, with gold and copper recoveries of 80% and 83%, respectively.
  B3 production commenced in June following receipt of the Mines Act Permit on May 25, 2021 and will advance through the second half of the year. With the permit being received later than anticipated, ore extraction transitioning from Lift 1 to B3, and with current metal prices significantly above reserve pricing, New Afton is looking for ways to optimize its current mine plan.
  C-Zone development advanced by approximately 919 metres and the project remains on track.
  There are currently no active cases of COVID-19 at the New Afton Mine. New Afton has implemented measures to mitigate and limit the spread of COVID-19 to protect the well-being of its employees, contractors, their families, local communities, and other stakeholders. For more information see: http://newgold.com/covid-19/.

Second Quarter 2021 Conference Call and Webcast

  The Company will release its second quarter 2021 financial results before market on Wednesday, August 11, 2021. A conference call and webcast will follow at 8:30 am Eastern Time.
  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://produceredition.webcasts.com/starthere.jsp?ei=1479944&tp_key=e9367fef15
  Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 26663480.
  A recorded playback of the conference call will be available until September 11, 2021, by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 663480. An archived webcast will also be available at www.newgold.com.

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in Canada, a 6% equity stake in Artemis, and other Canadian-focused investments. The Company also owns the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Endnotes
1.  Total gold eq. ounces include silver and copper produced/sold converted to a gold eq. based on a ratio of $1,800 per gold ounce, $25.00 per silver ounce and $3.50 per copper pound used for 2021 guidance estimates. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q2 2021 includes production of 162,879 ounces of silver (161,472 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $25.00 per silver ounce used for 2021 guidance estimates. Gold eq. ounces for New Afton in Q2 2021 includes 18.2 million pounds of copper produced (16.9 million pounds sold) and 77,150 ounces of silver produced (67,888 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, 3.50 per copper pound and $25.00 per silver ounce used for 2021 guidance estimates.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's plans regarding the release its second quarter 2021 financial results and the timing and details of its conference call and webcast relating thereto; the Company's expectations in respect of stronger production and safe execution of the extraction of the B3 zone in the second half of the year; the planned mining of higher-grade areas of the Rainy River mine pit and the expected increase in gold grades during the second half of the year as a result thereof; the anticipated decrease in the strip ratio at Rainy River during the second half of the year; the expected daily operating capacity of the mill in the second half of 2021; and the Company's planned development of the C-Zone and advancement of B3 production through the second half of the year.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) there being no significant disruptions to the Company's workforce at either the Rainy River or New Afton Mine due to cases of COVID-19 or any required self-isolation requirements (due, among other things, to cross-border travel to the United States or any other country); (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine and the systematic ramp-up of operations; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; volatility in the market price of the Company's securities; hedging and investment related risks; dependence on the Rainy River Mine and New Afton Mine; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; risks related to construction, including changing costs and timelines; adequate infrastructure; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; global economic and financial conditions; risks relating to New Gold's debt and liquidity; the adequacy of internal and disclosure controls; taxation; impairment; conflicts of interest; risks relating to climate change; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; risks relating to proposed acquisitions and the integration thereof; information systems security threats; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of, or inability to attract, key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the anticipated timeline or at all; the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the anticipated timeline or at all; Artemis Gold Inc. not being able to make the remaining C$50 million cash payment due in connection with its acquisition of the Blackwater Project on August 24, 2021. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
The scientific and technical information contained in this news release has been reviewed and approved by Eric Vinet, Senior Vice President, Operations of New Gold.  Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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SOURCE New Gold Inc.

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For further information: Ankit Shah, Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:00e 15-JUL-21